40-33

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

October 6, 2004

04044419

PROCESSED
OCT 07 2004
THOMSON
FINANCIAL

Michael T. Cappucci
(617) 951-7418
mcappucci@ropesgray.com

RECD S.E.C.
OCT - 6 2004
108

BY HAND

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

* COLUMBIA FUNDS TRUST XI *

Re: Columbia Disciplined Value Fund (File No. 811-04978) and the other Columbia funds listed on Exhibit A attached hereto (together with Columbia Disciplined Value Fund, the "Columbia Funds")

Ladies and Gentlemen:

On behalf of the Columbia Funds, and each affiliated person of the Columbia Funds that is a party defendant to the action described in the following complaint, please find enclosed a copy of the following complaint filed pursuant to Section 33 of the Investment Company Act of 1940:

1. Beardsley v. FleetBoston Financial Corporation, Civil Action No. 04-10978 (PBS), United States District Court for the District of Massachusetts (filed on March 17, 2004). The complaint is a derivative action filed on behalf of the Columbia Funds against Columbia Management Group, Inc. and certain of its affiliates (collectively, "Columbia"), certain current and former employees of Columbia, certain officers of the Columbia Funds, and certain members of the Board of Trustees/Directors of the Columbia Funds, among others.

Please direct any questions or comments relating to the enclosed materials to the undersigned at the above number or Brian D. McCabe, Esq. at (617) 951-7801.

Please acknowledge receipt of this letter and the materials being submitted for filing by stamping the enclosed copy of this letter and returning it to the messenger.

Respectfully submitted,

Michael T. Cappucci

Enclosures

cc: Mark Wentzien, Esq., Columbia Management (w/o encl.)
John M. Loder, Esq. (w/o encl.)
Brian D. McCabe, Esq. (w/o encl.)

Exhibit A

Columbia Acorn Trust, on behalf of the following series: Columbia Acorn Fund	File No. 811-01829
Columbia Funds Trust III, on behalf of the following series: Columbia Mid Cap Value Fund Columbia Quality Plus Bond Fund	File No. 811-00881
Columbia Funds Trust VI, on behalf of the following series: Columbia Small Cap Value Fund	File No. 811-06529
Columbia Funds Trust XI, on behalf of the following series: Columbia Disciplined Value Fund Columbia International Equity Fund Columbia Large Cap Growth Fund Columbia Small Company Equity Fund	File No. 811-04978
Columbia Growth Fund, Inc.	File No. 811-01449
Columbia High Yield Fund, Inc.	File No. 811-07834
Columbia Mid Cap Growth Fund, Inc.	File No. 811-04362
Columbia Real Estate Equity Fund, Inc.	File No. 811-08256

<u>Affiliated Persons of the Columbia Funds that are Defendants</u>

FleetBoston Financial Corporation
Fleet National Bank
Columbia Management Group, Inc.
Columbia Fund Services, Inc.
Columbia Management Advisors, Inc.
Columbia Wanger Asset Management, L.P.
Columbia Funds Distributor, Inc.
Margaret Eisen
Leo A. Guthart
Jerome Kahn, Jr.
Steven N. Kaplan
David C. Kleinman
Allan B. Muchin
Charles P. McQuaid
Ralph Wanger
John A. Wing
Douglas A. Hacker
Janet Langford Kelly
Richard W. Lowry
Charles R. Nelson
John J. Neuhauser
Patrick J. Simpson
Thomas E. Stitzel
Thomas C. Theobald
Anne-Lee Verville
Richard L. Woolworth
William E. Mayer
Joseph R. Palombo

IN THE UNITED STATES DISTRICT COURT FOR THE
DISTRICT OF MASSACHUSETTS

HAROLD BEARDSLEY, STEVEN BURDA, and BRAD SMITH derivatively on behalf of the COLUMBIA DISCIPLINED VALUE FUND, COLUMBIA INTERNATIONAL EQUITY FUND, COLUMBIA LARGE CAP GROWTH FUND, COLUMBIA MID CAP GROWTH FUND, COLUMBIA MID CAP VALUE FUND, COLUMBIA REAL ESTATE EQUITY FUND, COLUMBIA SMALL CAP VALUE FUND, COLUMBIA SMALL COMPANY EQUITY FUND, COLUMBIA HIGH YIELD FUND, COLUMBIA QUALITY PLUS BOND FUND, COLUMBIA GROWTH FUND, COLUMBIA ACORN FUND, COLUMBIA ACORN TRUST, INC., COLUMBIA FUNDS TRUSTS[1], and the "COLUMBIA FUNDS[2],"	04 10978 PBS
Plaintiffs,	CIVIL ACTION NO.
v.	MAGISTRATE JUDGE Alexander
	RECEIPT # 55931 AMOUNT $ 150 SUMMONS ISSUED yes LOCAL RULE 4.1 WAIVER FORM MCF ISSUED BY DPTY. CLK. DATE 5/17/04
FLEETBOSTON FINANCIAL CORPORATION, FLEET NATIONAL BANK, COLUMBIA MANAGEMENT GROUP, INC., COLUMBIA FUND SERVICES, INC., COLUMBIA WANGER ASSET MANAGEMENT, COLUMBIA MANAGEMENT ADVISORS, INC., COLUMBIA FUNDS DISTRIBUTOR, INC., JOHN DOES 1-4, MARGARET EISEN, LEO GUTHART, JEROME KAHN, JR., STEVEN N. KAPLAN, DAVID C. KLEINMAN, ALLAN B. MUCHIN, JOHN A. WING, CHARLES P. MCQUAID, RALPH WANGER, DOUGLAS A. HACKER, JANET LANGFORD KELLY, RICHARD W. LOWRY, CHARLES R. NELSON, JOHN J. NEUHAUSER, PATRICK J. SIMPSON, THOMAS E. STITZEL, THOMAS C.	JURY TRIAL DEMANDED DERIVATIVE COMPLAINT

(Caption continues on next page)

[1] As defined in ¶¶27, 41.
[2] A list of the "Columbia Funds" is attached to this Derivative Complaint ("Complaint") as Exhibit A.

THEOBALD, ANNE-LEE VERVILLE, RICHARD L. WOOLWORTH, WILLIAM E. MAYER, JOSEPH R. PALOMBO, ILYTAT, L.P., RITCHIE CAPITAL MANAGEMENT, INC., EDWARD J. STERN, CANARY CAPITAL PARTNERS LLC, CANARY CAPITAL PARTNERS LTD., CANARY INVESTMENT MANAGEMENT, LLC, DANIEL CALUGAR, SAL GIACALONE, D.R. LOESER, SIGNALERT CORPORATION, ALAN WALDBAUM, TANDEM FINANCIAL SERVICES, and JOHN DOES 5-100,

Defendants,

and

COLUMBIA DISCIPLINED VALUE FUND, COLUMBIA INTERNATIONAL EQUITY FUND, COLUMBIA LARGE CAP GROWTH FUND, COLUMBIA MID CAP GROWTH FUND, COLUMBIA MID CAP VALUE FUND, COLUMBIA REAL ESTATE EQUITY FUND, COLUMBIA SMALL CAP VALUE FUND, COLUMBIA SMALL COMPANY EQUITY FUND, COLUMBIA HIGH YIELD FUND, COLUMBIA QUALITY PLUS BOND FUND, COLUMBIA GROWTH FUND, COLUMBIA ACORN FUND, COLUMBIA ACORN TRUST, INC., COLUMBIA FUNDS TRUSTS and the "COLUMBIA FUNDS",

Nominal defendants.

Plaintiffs Harold Beardsley, Steven Burda and Brad Smith, derivatively on behalf of the Columbia Disciplined Value Fund, Columbia International Equity Fund, Columbia Large Cap Growth Fund, Columbia Mid Cap Growth Fund, Columbia Mid Cap Value Fund, Columbia Real Estate Equity Fund, Columbia Small Cap Value Fund, Columbia Small Company Equity Fund, Columbia High Yield Fund, Columbia Quality Plus Bond Fund, Columbia Growth Fund, Columbia Acorn Fund, Columbia Acorn Trust, Inc., Columbia Funds Trusts[3], and each of the Columbia Funds (collectively, the "Funds"), hereby complain against the Defendants as follows:

SUMMARY OF THE ACTION

1. This derivative action seeks to recover damages to the Funds caused by defendants' breach of fiduciary duties, including under Section 36(b) of the Investment Company Act of 1940, and by the manipulative scheme in which the defendants participated to enrich themselves at the expense of the Funds and their shareholders by permitting favored investors to engage in rapid in and out trades in the Funds, a practice commonly called "market timing" or "timing."

JURISDICTION AND VENUE

2. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act" or the "ICA"), 15 U.S.C. § 80a-43; Section 214 of the Investment Advisors Act of 1940, 15 U.S.C. § 806-14.

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[3] The Columbia Acorn Funds are series of the Columbia Acorn Trust. Each Columbia mutual funds is either a series of a Columbia Funds Trust, of which there are ten, or is incorporated independently (the "Incorporated Columbia Stock Funds"). The Columbia Acorn Trust, Columbia Funds Trusts and the Incorporated Columbia Stock Funds are collectively referred to as the "Trust."

3. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein, because they arise out of and are part of the same case or controversy as plaintiffs' federal claims.

4. Venue is proper in this judicial district because some or all of the Defendants conduct business in this district, some of the wrongful acts alleged herein took place or originated in this district. Defendants Columbia Fund Services, Inc., Columbia Management Advisors, Inc., and Columbia Funds Distributor, Inc. are headquartered in this district.

5. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff

6. Plaintiff Harold Beardsley, a resident of Nassau County, New York, purchased shares of the Columbia Disciplined Value Fund, Columbia International Equity Fund, Columbia Large Cap Growth Fund, Columbia Mid Cap Growth Fund, Columbia Mid Cap Value Fund, Columbia Real Estate Equity Fund, Columbia Small Cap Value Fund, Columbia Small Company Equity Fund, Columbia High Yield Fund, and Columbia Quality Plus Bond Fund. These funds were purchased before December 2001 and Mr. Beardsley continues to hold such shares.

7. Plaintiff Brad Smith, a resident of Chelan, Washington, purchased shares in Columbia Growth Fund before 1990 and continues to hold such shares.

8. Plaintiff Steven Burda, a resident of Bucks County, Pennsylvania, purchased shares in the Columbia Acorn Fund in December, 2003 and continues to hold such shares.

Columbia Defendants

9. FleetBoston Financial Corporation ("FleetBoston") is a financial services company and the ultimate parent of Fleet National Bank and defendants bearing the Columbia name. FleetBoston is organized under the laws of Rhode Island and is located at 100 Federal Street, Boston, Massachusetts 02110.

10. Fleet National Bank ("Fleet Bank") is a wholly owned subsidiary of Defendant FleetBoston and is the direct parent of Defendant Columbia Management Group. Fleet Bank is incorporated in Rhode Island and is headquartered at 111 Westminster Street, Providence, Rhode Island 02993.

11. Columbia Management Group, Inc. ("CMG") is the asset management arm of FleetBoston, and is among the world's 30 largest asset managers with over $140 billion in assets under management, as of October 31, 2002. CMG's asset management business is carried out primarily through Columbia Management Advisors, Inc. and Columbia Wanger Asset Management. CMG is an Oregon Corporation headquartered at 100 Federal Street, Boston, Massachusetts 02110.

12. Columbia Fund Services, Inc. ("Columbia Services") is the transfer agent for the Columbia Funds. Columbia Services is responsible for identifying market-timing activity in the funds. Columbia Services is located at 100 Federal Street, Boston, Massachusetts 02110.

13. Columbia Funds Distributor, Inc. ("Columbia Distributor") is the principal underwriter of the Columbia Funds' shares. According to the Columbia Funds website, Columbia Distributor is a wholly owned subsidiary of FleetBoston and a part of CMG. Columbia Distributor is compensated based on the amount of assets it causes to be invested in

the Columbia Funds. Columbia Distributor is located at One Financial Center, Boston, MA 02111-2621.

14. The Defendants described in paragraphs 9 through 13 are sometimes referred to as the "Columbia Defendants."

Advisor Defendants

15. Columbia Wanger Asset Management ("WAM") is the advisor to the Columbia Acorn Funds. WAM is a registered investment advisor under the Investment Advisors Act of 1940 and has ultimate responsibility for overseeing the day-to-day operation of the Columbia Acorn Funds. WAM receives advisory fees based on the total assets under management in the funds for which it acts as advisor. WAM is an indirect wholly owned subsidiary of CMG. WAM is headquartered at 227 West Monroe, Suite 3000, Chicago, IL 60606.

16. Columbia Management Advisors Inc. ("Columbia Advisors") is the advisor to all of the Columbia Funds except the Columbia Acorn Funds (the "Non-Acorn Columbia Funds"), which are advised by WAM. Columbia Advisors receives advisory fees based on the total assets under management in the funds for which it acts as advisor. Columbia Advisor is a wholly owned subsidiary of CMG and is located at 100 Federal Street, Boston, Massachusetts 02110.

17. The defendants described in paragraphs 12 and 13 are sometimes referred to as the "Advisor Defendants."

John Does 1-4

18. John Does 1 through 4 were at relevant times officers and employees of Columbia Distributor and negotiated and/or approved the agreements with the Timer Defendants (as defined in ¶39) as alleged herein.

19. John Doe number 1 was at relevant times the Senior Vice President of Columbia Distributor.

20. John Doe number 2 was at relevant times the President of Columbia Distributor.

21. John Doe number 3 was at relevant times the National Sales Manager of Columbia Distributor.

22. John Doe number 4 was at relevant times the Managing Director for National Accounts of Columbia Distributor.

23. The Defendants referred to in paragraphs 16 through 19 are sometimes referred to as the "Columbia Distributor John Doe Defendants."

24. The Defendants described in paragraphs 9 through 18 are sometimes referred to as the "Columbia Defendants."

25. The Columbia Distributor John Doe Defendants and Columbia Distributor are sometimes referred to as the "Columbia Distributor Defendants."

26. The Advisor Defendants and Columbia Distributor Defendants are sometimes referred to as the "Advisor/Underwriter Defendants."

Trustee Defendants

27. The "Trustee Defendants" are comprised of the members of the Board of Trustees for each of the Acorn Funds, Columbia Funds Trusts and Incorporated Columbia Stock Funds. The Trustees have overall management and supervisory responsibility for each of the Acorn Funds or Columbia Funds and are responsible for protecting the interests of the funds' shareholders. The Trustees also select the officers of the Acorn Funds and Columbia Funds who are responsible for the day-to-day activities of the funds.

28. The members of the Board of Trustees of the Columbia Acorn Funds are defendants:

a) Margaret Eisen

b) Leo A. Guthart

c) Jerome Kahn, Jr.

d) Steven N. Kaplan

e) David C. Kleinman

f) Allan B. Muchin

g) Robert E. Nason

h) John A. Wing

i) Charles P. McQuaid

j) Ralph Wanger

29. The defendants described in paragraph 25 are sometimes referred to as the "Acorn Trustees."

30. The members of the Board of Trustees of the Columbia Funds Trusts and the Incorporated Columbia Stock Funds are defendants:

a) Douglas A. Hacker

b) Janet Langford Kelly

c) Richard W. Lowry

d) Charles R. Nelson

e) John J. Neuhauser

f) Patrick J. Simpson

g) Thomas E. Stitzel

h) Thomas C. Theobald

i) Anne-Lee Verville

j) Richard L. Woolworth

k) William E. Mayer

l) Joseph R. Palombo

31. The Columbia Funds Trusts' Trustees elect the officers of the Trust, have a fiduciary duty to the Trust and its beneficiaries and a duty to maintain the safety of the assets of the Trust. Each Columbia Funds Trusts' Trustee serves as a board member of 124 funds within the Columbia Family of Funds.

32. The defendants described in paragraph 27 are sometimes referred to as the "Columbia Funds Trustees."

Timer Defendants

33. Ilytat, L.P. ("Ilytat") is a San Francisco hedge fund that was engaged in market-timing the Columbia Funds at relevant times. Ilytat L.P. is located at 230 California Street, Suite 700, San Francisco, California, 94111.

34. Ritchie Capital Management, Inc. ("RCM") is a hedge fund manager that was engaged in market-timing of the Columbia Funds at relevant times. Ritchie Capital Management, Inc. is located at 2100 Enterprise Ave, Geneva, Illinois 60134.

35. Edward J. Stern ("Stern") is an individual who was engaged in market-timing the Columbia Funds at relevant times through entities he controlled described in paragraph 30

below. Edward J. Stern is a resident of New York County, New York and at all relevant times was the Managing Principal of CCP, CCP Ltd. and CIM described in paragraph 32 below.

36. (a) Canary Capital Partners, LLC ("CCP") is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At relevant times, CCP was a hedge fund engaged in late trading and market-timing mutual funds, including the Columbia Funds.

(b) Canary Capital Partners, Ltd. ("CCP Ltd.") is a Bermuda limited liability company. At relevant times, CCP Ltd. was also a hedge fund engaged in market-timing mutual funds.

(c) Canary Investment Management, LLC ("CIM") is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CIM managed the assets of CCP and CCP Ltd. As of July 2003, Canary Investment Management had received approximately $40 million in management and incentive fees from CCP and CCP Ltd. The size of these fees reflects the phenomenal success Canary hedge funds enjoyed both in terms of their trading results and the amount of capital they were able to gather in the fund in large part due to the events and circumstances described in this Complaint. CCP, CCP Ltd. and CIM are collectively referred to herein as "Canary" or the "Canary Defendants."

37. Daniel Calugar ("Calugar") is an individual who was engaged in market-timing the Columbia Funds at relevant times. Calugar is the owner and President of Security Brokerage Inc. The Securities and Exchange Commission ("SEC") charged Calugar and Security Brokerage

in December 2003 with securities fraud involving late trading and market timing in mutual funds in exchange for "sticky asset"[4] investments in the hedge funds of mutual fund companies.

38. Sal Giacalone ("Giacalone") is an individual who was engaged in market-timing the Columbia Funds at relevant times. According to an article published on CNNMoney.com on March 2, 2004 Giacalone is a financial consultant at Smith Barney's Waltham, Massachusetts branch.

39. D.R.Loeser ("Loeser") a registered investment advisor, was engaged in the business of market-timing the Columbia Funds at relevant times.

40. Signalert Corporation ("Signalert"), a registered investment advisor, was engaged in market-timing the Columbia Funds at relevant times. Signalert Corporation is located at 150 Great Neck Road, Suite 301, Great Neck, New York 11021.

41. Alan Waldbaum ("Waldbaum") is an individual who was engaged in the market-timing the Columbia Funds at relevant times.

42. Tandem Financial Services, Inc. ("Tandem"), an investment advisor, was engaged in market-timing the Columbia Funds at relevant times. Tandem Financial Services, Inc. is located at 6600 Decarie Blvd., Suite 200, Montreal, Quebec H3X 2K4.

43. The defendants described in paragraphs 29 through 38 are sometimes referred to as the "Timer Defendants."

44. The true identities, roles and capacities of John Does 5-100 have yet to be ascertained. Included in John Does 5-100 are hedge funds, hedge fund managers, brokerage

[4] Portfolio managers and advisers like WAM and Columbia Advisor make their profit from fees charged to the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the advisers and managers stand to make. This fee assessment also applies to hedge funds. Knowing this, timers frequently offer the fund advisor static, non-trading assets in exchange for the right to time. These static assets are called "sticky assets."

firms and fiduciaries to the Columbia Funds who participated, exploited and perpetrated the unlawful trading in Columbia Funds and knowingly violated the policies established by the Columbia Funds. In addition, it includes those entities and individuals who conspired and assisted in exploiting the opportunities provided by the Columbia Defendants to make illicit trades in the Columbia Funds. Such defendants directly or indirectly profited by their own, or others, ability to engage in improper late trading and timing at the expense of non-participating Columbia Funds investors. Furthermore, John Does 5-100 actively enticed the Columbia Defendants to breach the fiduciary duties owed to the Columbia Funds through numerous means including the deposit of assets in Columbia hedge funds in exchange for the right to make short-term and late trades in Columbia Funds. The identities of John Docs 5-100 will be disclosed in amendments to this complaint when the true identities are discovered.

45. The defendants described in paragraphs 9 through 42 are sometimes collectively referred to as the "Defendants."

Nominal Defendants

46. Columbia Acorn Trust is a Massachusetts Business Trust organized in 1992 as successor to The Acorn Fund, Inc., which became the Columbia Acorn Fund series of the Trust. Six mutual funds currently comprise the Columbia Acorn Trust: Columbia Acorn Fund, Columbia Acorn International, Columbia Acorn USA, Columbia Acorn Select, Columbia Acorn International Select, and the Columbia Thermostat Fund. Each Fund is a series of the Trust, and each Fund is an open-end, management investment company.

47. The Columbia Funds Trust I, II, III, IV, V, VI, VII, VIII, IX and XI are collectively referred to herein as the Columbia Funds Trust. Each of the Columbia Funds Trusts is a Massachusetts Business Trust. Each Columbia mutual fund is a series issued by one of the

Columbia Funds Trusts except the Incorporated Columbia Stock Funds. Each Columbia Funds Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

48. The funds comprising the Incorporated Columbia Stock Funds are each individually incorporated under the laws of the State of Oregon as open-end investment companies registered under the Investment Company Act of 1940 and are not a series of any Columbia Funds Trust. The Incorporated Columbia Stock Funds include the Columbia Common Stock Fund, Columbia Growth Fund, Columbia International Stock Fund, Columbia Mid Cap Growth Fund, Columbia Small Cap Growth Fund, Columbia Real Estate Equity Fund, Columbia Technology Fund, Columbia Strategic Investor Fund, Columbia Balanced Fund, Columbia Short Term Bond Fund, Columbia Fixed Income Securities Fund, Columbia National Municipal Bond Fund, Columbia Oregon Municipal Bond Fund, Columbia High Yield Fund, Columbia Daily Income Company.

49. Columbia Small Company Equity Fund is a mutual fund that seeks capital appreciation. The fund ordinarily invests at least 80% of assets in equity securities of companies with capitalizations of $1.5 billion or less. The Columbia Small Company Equity Fund is a series of the Columbia Funds Trust XI.

50. Columbia Small Cap Value Fund is a mutual fund that seeks long-term capital appreciation. The fund normally invests at least 80% of assets in equity securities issued by companies with market capitalizations under $1.5 billion. In addition to common stocks, the fund may invest in convertible securities rated at least BB, preferred stocks, and investment-grade corporate debt securities. The Columbia Small Cap Value Fund is a series of the Columbia Funds Trust VI.

51. Columbia Growth Fund seeks capital appreciation. The fund invests primarily in common stocks. When selecting investments, management considers sales trends, earnings, profit margins, the potential for new-product development, the company's competitive position within its industry, the ability of management, and investment in research and facilities. Columbia Growth Fund is incorporated under the laws of the State of Oregon and is registered under the Investment Company Act of 1940 as an open-end investment company.

52. Columbia Acorn Fund is a mutual fund that invests primarily in common stocks of small and medium-sized companies. Up to 33% of the fund's assets may be invested in foreign markets. Columbia Acorn Fund is organized as a series of shares of the Nominal Defendant Columbia Acorn Trust.

53. Columbia Disciplined Value Fund is a mutual fund that seeks long-term capital appreciation and considers income as secondary. The fund normally invests at least 80% of assets in common stocks, preferred stocks, and convertibles. The advisor seeks securities it judges to be undervalued based on cash flow, return on equity, return on assets, fixed-charge coverage, and ratio of market capitalization to revenues. The Columbia Disciplined Value Fund is a series of the Columbia Funds Trust XI.

54. Columbia International Equity Fund is a mutual fund that seeks long-term capital appreciation. The fund typically invests at least 80% of assets in equity securities, primarily the equity securities of foreign issuers, and maintains investments in at least three foreign countries. The Columbia International Equity Fund is a series of the Columbia Funds Trust XI.

55. Columbia Large Cap Growth Fund is a mutual fund that seeks long-term capital appreciation. The fund normally invests at least 80% of assets in a broadly diversified portfolio of equity securities. The fund invests mainly in the securities of U.S. issuers, but may invest up

to 20% of assets in foreign securities. The Columbia Large Cap Growth Fund is a series of the Columbia Funds Trust XI.

56. Columbia Mid Cap Growth Fund is a mutual fund that seeks capital appreciation. The fund invests at least 80% of assets in stocks of companies with a market capitalization, at the time of purchase, equal to or less than the largest stock in the Russell Midcap Index. The fund may also invest, to a limited extent, in foreign securities, including American Depository Receipts. Columbia Mid Cap Growth Fund is incorporated under the laws of the State of Oregon and is registered under the Investment Company Act of 1940 as an open-end investment company.

57. Columbia Mid Cap Value Fund is a mutual fund that seeks long-term capital growth and invests primarily in middle capitalization stocks. These are stocks of mid-size companies that have market capitalizations similar in size to those in the Russell Mid Cap Value Index. The Columbia Mid Cap Value Fund is a series of the Columbia Funds Trust III.

58. Columbia Real Estate Equity Fund is a mutual fund that seeks capital appreciation and current income. The fund normally invests at least 80% of assets in equity securities issued by companies engaged in the real estate industry. It may invest the balance of assets in equity securities of other types of companies and in investment-grade debt securities. Columbia Real Estate Equity Fund is incorporated under the laws of the State of Oregon and is registered under the Investment Company Act of 1940 as an open-end investment company.

59. Columbia High-Yield Fund is a mutual fund that seeks current income with capital appreciation as a secondary objective. The fund generally invests at least 80% of assets in fixed-income securities rated BB or lower. Columbia High-Yield Fund is incorporated under the

laws of the State of Oregon and is registered under the Investment Company Act of 1940 as an open-end investment company.

60. Columbia Quality Plus Bond Fund is a mutual fund that seeks current income consistent with prudent risk of capital and normally invests at least 50% of assets in high quality securities that have one of the top two ratings assigned by S&P or Moody's or unrated securities determined by management to be of comparable quality. The Columbia Quality Plus Bond Fund is a series of the Columbia Funds Trust III.

61. The Columbia Funds are mutual funds managed by subsidiaries of FleetBoston and are listed on Exhibit A. They are each a series of the Columbia Fund Trusts, Columbia Acorn Trust or individually incorporated under the laws of the State of Oregon as open-end investment companies registered under the Investment Company Act of 1940. As of December 31, 2003, there were 132 Columbia Funds.

FACTUAL BACKGROUND

Market Timing

62. Like all other mutual funds, the Columbia Funds' shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, to price orders at the next day's NAV, is known as "forward pricing" and has been required by law since 1968.

63. Late Trading. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares **after** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not reflect those events. "Late trading can be analogized to betting today on yesterday's horse races."[5] The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. When the late trader redeems his shares and claims his profit, the mutual fund manager has to either sell stock, or use cash on hand -- stock and cash that used to belong to the shareholders and the fund -- to give the late trader his gain. The late trader's profit is revenue withheld from the shareholders and the mutual fund. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

64. Timing. Another manipulative practice used by Timer Defendants to exploit mutual fund pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares. One timing scheme is "time zone arbitrage," which takes advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause

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5 *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., ¶ 10 ("NYAG Complaint").

the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. A trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

65. Another market timing scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

66. The device of market timing is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of mutual fund pricing. The effect of market timing is to artificially increase the frequency of transactions in a mutual fund, and consequently increase the fund's transaction costs substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and, in turn, its NAV.

67. Market timing also disrupts the trading program of the funds' managers forcing ill-timed redemption and depleting cash in the fund.

68. Continued successful timing requires the complicity of a funds' management, which the Timer Defendants received.

69. Timers also frequently pursue a strategy of trading through third parties, *i.e.*, brokers or other intermediaries who process large numbers of mutual fund trades every day through omnibus accounts where trades are submitted to mutual fund companies en masse. This way, timers hope their activity will be lost amid the other trades in the omnibus account. This is called "timing under the radar."

70. Because of the harm timing can cause, honest fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such efforts by honest fund managers to counter the ill effects of market timing on their funds does not eliminate the harm, it only reduces it. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. *See* Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002), http://faculty-gsb.stanford.edu/zitzewitz/Rescach/arbitrage1002.pdf.

71. Insider Timing. "Timing" is not a quick-buck device limited to third parties like Calugar who act either alone or in complicity with fund managers. Fund insiders, like portfolio managers, are sometimes unable to resist the opportunity for quick profits at the expense of the funds offered by timing opportunities. At least one Columbia Fund manager succumbed to this temptation and timed his or her own 401(k) retirement accounts, according to FleetBoston's web site.

SUBSTANTIVE ALLEGATIONS

PROSPECTUS DISCLOSURES

72. The Columbia Funds, like most mutual funds, have internal policies concerning market timing.

73. For example, the prospectuses filed February 26, 1999 for each of the funds within the Columbia Acorn Trust state, in relevant part:

> THE ACORN FUNDS DO NOT PERMIT MARKET-TIMING and have adopted policies to discourage this practice.
>
> Generally, you will be permitted to make up to 4 round trip exchanges per year (a round trip is an exchange out of one fund into another fund, and then back again).
>
> YOU MAY ONLY EXCHANGE BETWEEN ACCOUNTS THAT ARE REGISTERED IN THE SAME NAME, ADDRESS, AND TAXPAYER IDENTIFICATION NUMBER.
>
> ...
>
> Acorn may temporarily or permanently terminate the exchange plan privilege of any investor who makes excessive use of the plan. **Excessive trading can hurt fund performance and shareholders.**
>
> **Acorn may refuse exchange purchases by any person or group, if Acorn believes the purchase will be harmful to existing shareholders.**

(emphasis in bold added).

74. Later prospectuses for the each of the funds within the Columbia Acorn Trust (Funds) filed with the SEC on April 30, 2003 state:

> **The Fund does not permit short-term or excessive trading in its shares.** Excessive purchases, redemptions or exchanges of Fund shares disrupt portfolio management and increase Fund expenses. In order to promote the best interests of shareholders, **the Fund (and any other funds distributed by Liberty Funds Distributor, Inc.) reserves the right to reject any purchase order or exchange request, particularly from market timers or investors who, in the adviser's opinion, have a pattern of short-term or excessive trading or whose trading has been or may be disruptive.**

(emphasis added).

75. The prospectuses for the Columbia Acorn International and Columbia Acorn Foreign Forty Funds, both series of shares within the Columbia Acorn Trust state:

> **In addition, if you redeem or exchange shares of the Fund that you have owned 60 days or less, the Fund will charge you a redemption fee of 2% of the redemption proceeds.** The Fund will use the "first-in" "first-out" method to

determine when shares were purchased. Shares purchased prior to February 10, 2003 will not be subject to the redemption fee. **The redemption fee will be deducted from your redemption proceeds and retained by the Fund to help cover transaction and tax costs that long-term investors may bear when the Fund realizes capital gains as a result of selling securities to meet investor redemptions.** The redemption fee is not imposed on redemptions or shares purchased through reinvestment of dividends and distributions, or exchanges of shares for Class Z shares of a fund distributed by Liberty Funds Distributor, Inc. that has a redemption fee. The Fund may waive the 2% redemption fee for 401(k) plans that are in the process of liquidating their Fund investments.

(emphasis added).

76. Contrary to these stated policies, the Columbia Defendants knowingly permitted and actively facilitated the Timer Defendants' market timing to the detriment of the Columbia Funds and their shareholders.

77. The Timer Defendants perpetrated this manipulative scheme on the Columbia Funds, from at least 1998 to 2003, directly or with the complicity of the Columbia Defendants. The schemes violated the said defendants' fiduciary duties to the Columbia Funds and their shareholders, but resulted in illicit gains to the defendants in the form of substantial fees and other income for themselves and their affiliates.

78. On January 15, 2004 FleetBoston, the ultimate parent of Fleet National Bank, the direct parent of Defendant CMG, issued a press release reporting that defendant CMG and Columbia Distributor, Inc. had received "Wells" notices from the Securities and Exchange Commission ("SEC") indicating that the SEC intended to commence an enforcement action relating to improper market timing in Columbia Funds. The press release stated, in relevant part:

In a separate development, FleetBoston said that earlier this month two of its subsidiaries, **Columbia Management Advisors, Inc., and Columbia Funds Distributor, Inc., received "Wells" notices stating that the SEC Regional Office staff in Boston had made a preliminary determination to recommend that enforcement action be brought against them, alleging that certain fund prospectuses did not accurately disclose, in violation of fiduciary duties, certain trading activity in fund shares. We believe that the allegations relate to a limited number of trading arrangements**

> **occurring in the period 1998-2003.** The majority of trades made pursuant to these arrangements were made by three entities and occurred in one international and two domestic funds. None of these arrangements is in existence today. The subsidiaries intend to engage in discussions with the SEC in an effort to reach a satisfactory resolution of these matters.

(emphasis added).

79. On February 24, 2004, the SEC brought an enforcement action against Columbia Distributor and Columbia Advisors alleging the market-timing conduct described herein. That same day, the New York Attorney General initiated a similar action alleging similar conduct. Each of the regulators generally alleged that Columbia Advisors and Columbia Distributor allowed certain preferred mutual fund customers to engage in short-term and excessive trading, while at the same time representing publicly that it prohibited such trading.

80. On March 15, 2004 the SEC announced that Columbia Advisors and Columbia Distributor had agreed to settle the civil fraud charges filed in connection to the market timing scheme alleged herein. As part of the settlement, the settling defendants agreed to disgorge $70 million in profit, pay $70 million in civil penalties, reduce management fees by $80 million over a period of five years, and implement unspecified changes in fund governance.

AGREEMENTS WITH MARKET-TIMERS

81. Beginning in 1998 and continuing through 2003, Columbia Distributor entered into at least nine arrangements with investment advisors, hedge funds, brokers and individuals allowing them to market-time various Columbia Funds in exchange for "sticky asset" investments in other investment vehicles of Columbia affiliates.

Ilytat, L.P.

82. Between April 2000 and October 2002, Defendant Ilytat made nearly 350 round trip trades in seven International Columbia Funds. A significant number of these trades were

made pursuant to an agreement Ilytat made with Columbia Distributor, with the approval of Columbia Advisors and the portfolio manager of the Columbia Newport Tiger Fund (the "Newport Tiger Fund"), to market time the Newport Tiger Fund.

83. Under the agreement, Ilytat agreed to place $20 million in the Newport Tiger Fund, with two-thirds of that amount remaining static and one third to be actively traded in and out.

84. In 2000, Ilytat made $133 million in purchases or exchanges and redeemed $104 million in the Newport Tiger Fund. During the first 5 months of 2001, Ilytat's purchases in the Newport Tiger Fund accounted for $72 million of the total purchases of $204 million in that fund.

85. Columbia Distributor Defendant John Doe 2 (President of Columbia Distributor) knew about Ilytat's market timing in the Newport Tiger Fund, but allowed it to continue. The Portfolio Manager for the Newport Tiger Fund repeatedly wrote to John Doe 2 expressing concern about the harm that Ilytat's activity was having on the fund and its investors. Despite the manager's efforts, by June 2000, Ilytat was making weekly round trips of $7 million.

86. Ilytat made 73 round trips in the Columbia Acorn International Fund between September 1998 and October 2003. At the peak of its market timing in the Acorn International Funds, Ilytat made at least 40 round trips in the fund.

Ritchie Capital Management, Inc.

87. Between January 2000 and September 2002 Defendant Ritchie made over 250 round trips in the Newport Tiger Fund.

88. In 2001, Columbia Distributor negotiated with Ritchie to allow 12 round trips in the Newport Tiger Fund. At the end of 2001, Defendant John Doe 1, the Senior Vice President of

Columbia Distributor, met with and sought from Ritchie's principals a "sticky asset" investment in a fixed income fund in exchange for continued timing of the Newport Tiger Fund. At the time, Ritchie's $52 million investment in the Newport Tiger Fund constituted nearly 10% of that fund's $525 million in assets.

89. In 2002, Columbia Distributor, with the assistance and consent of the Portfolio Manager for the Columbia Growth Stock Fund, agreed to permit Ritchie to market-time 10% of a $200 million investment in that fund with no limit on the number of round trips. Ritchie made at least five round trips within two months in amounts up to $7 million.

90. In 2003, Ritchie made another agreement, with the permission of both Defendant John Doe 1, the Senior Vice President of Columbia Distributor, and the Portfolio Manager of the Growth Stock Fund, in which he would place $20 million in the Growth Stock Fund, make unlimited round trips with up to $2 million, and place another $10 million in the Columbia Short Term Bond Fund as a sticky asset.

91. Between June 2002 and Septmeber 2003, Ritchie made approximately 18 round trips in the Growth Stock Fund.

Edward J. Stern

92. During late 2002 and early 2003, Defendant Stern negotiated with Columbia Distributor through two intermediaries to market time the Columbia Growth & Income Fund, Columbia Select value Fund, and the Growth Stock Fund. In early 2003, Epic Advisors, on behalf of Stern's firm, CIM, entered an agreement with Columbia Distributor, with the approval of Defendant John Doe 3, Columbia Distributor's National Sales Manager, permitting Stern to make up to 3 round trips per month using his entire investment of $37 million in those three funds.

93. During the same time period, Stern also placed $5 million in the Columbia High Yield Fund with permission to make one round trip per month from Columbia Distributor and with the approval of the Portfolio Manager for that fund. Between November 2002 and July 2003 Stern made seven round trips in that fund averaging $2.5 million each time.

Daniel Calugar

94. Beginning about April 1999, Defendant Calugar reached an agreement with Columbia Distributor allowing him to make one round trip per month using up to $50 million in either the Growth Stock Fund or the Columbia Young Investor Fund, which was a fund targeting children with a goal toward educating young investors. Defendants Joe Doe 4 (the Managing Director of National Accounts for Columbia Distributor), and John Doe 1 (Senior Vice President of Columbia Distributor), as well as the Portfolio Manager for the Growth Stock Fund, approved the arrangement.

95. In fact, Calugar averaged more than one round trip per day in the Columbia Funds. Calugar made over 200 round trips in the Young Investor Fund in 2000 trading up to $2.3 million at a time. He also made at least 13 round trips in the Stein Roe International Fund.

96. Calugar made nearly 70 round trips in the Growth Stock Fund of up to $4 million at a time between January 2000 and February 2001. He also made approximately 20 round trips in the Newport International Equity Fund during 2000 in amounts up to $6.6 million.

Sal Giacalone

97. Defendant Giacalone entered an agreement with Columbia Distributor, with the approval of its President, Defendant John Doe 2, to place $5 million in sticky assets in the Columbia Acorn Funds in exchange for the right to make up to four round trips per month up to $15 million each in the Newport Tiger Fund.

98. Giacalone made 43 round trips in the Newport Tiger Fund between November 2000 and April 2001.

D.R. Loeser

99. Defendant Loeser entered an agreement with Columbia Distributor, which was approved by Defendant John Doe 1 (Columbia Distributor's Senior Vice President), the Portfolio Manager of the Growth Stock Fund, and the President of the Stein-Roe fund complex, allowing Loeser to make five $8 million round trips per month in the Growth Stock Fund.

100. Between January and May 2000 Loeser made approximately 20 round trips in the Growth Stock Fund and 20 round trips in the Young Investor Fund.

Signalert Corporation

101. Defendant Signalert entered an agreement with Columbia Distributor in 1999 that allowed Singalert to make 10 round trips annually up to $7.5 million in both the Growth Stock Fund and the Young Investor Fund. In exchange, Signalert was to place $5 million in each of six other funds trading only once a quarter.

102. In late 1999, senior management of Columbia Distributor pushed to increase the size of Signalert's investments. Signalert agreed to place additional sticky assets in a money market fund in exchange for permission to make 12 round trips per year year in the Growth Stock Fund and Young Investor Fund. The Growth Stock Fund Portfolio Manager and the Young Investor Portfolio Manager both approved the agreement.

103. Between 2000 and 2001, Signalert made more than 50 round trips in the Growth Stock Fund and more than 50 round trips in the Young Investor Fund. Between February and August 2001, Signalert made 20 rounds trips in the Young Investor Fund. Between February and December 2001 Signalert made 20 round trips in the Growth Stock Fund.

104. Signalert also market-timed the Acorn Fund, Galaxy Equity Value Fund, Galaxy Growth & Income Fund, and Stein-Roe Income Fund, making at least 15 round trips in the Acorn Fund between March 2001 and February 2003, 8 round trips in the Stein Roe Income Fund in November 2001, 23 round trips in the Galaxy Equity Fund, and 25 round trips in the Galaxy Growth & Income Fund between February 2001 and January 2002.

Alan Waldbaum

105. Defendant Waldbaum entered into an agreement with Columbia Distributor under which he was permitted to make 10 round trips per year in the Columbia Tax Exempt Fund, a municipal bond fund, if he moved less than $5 million at a time and always kept at least $2 million in the fund. The Portfolio Manager for the fund approved the agreement.

106. Waldbaum made 10 round trips between November 2002 and October 2003.

Tandem Financial Services, Inc.

107. Defendant Tandem entered an agreement with Columbia Distributor, with the approval of Defendant John Doe 1 (Columbia Distributor's Senior Vice President), permitting Tandem to make an unlimited number of trades in one or more of the Columbia Funds.

108. Tandem made over 100 round trips in the Columbia Tax Exempt Fund between February 2000 and September 2003.

COLUMBIA DISTRIBUTOR ACTIVELY OBSTRUCTED EFFORTS TO PREVENT TIMING

109. Columbia Distributor's executives and employees prevented others from interfering with the Timer Defendants' market timing activities:

a) In March 2001, John Doe 1, Columbia Distributor's Senior Vice President, caused a Columbia Services manager responsible for market timing to telephone a portfolio assistant for the Acorn International Fund and tell her that it was "inappropriate" for her to take any direct action to stop Ilytat from market timing.

b) Columbia Services then put Ilytat on a list of "Authorized Accounts for Frequent Trading" against which no action was to be taken.

c) Defendant John Doe 1 also intervened when the Portfolio Manager for the Acorn International Fund complained about and tried to stop Ilytat's market timing.

d) In 2002, Defendant John Doe 4, Columbia Distributor's Managing Director for National Accounts, intervened to reverse a stop placed Ilytat's trading by Columbia Services.

e) In 2003, a Columbia Distributor's sales manager intervened when Columbia Services tried to stop Tandem from market-timing the Tax Exempt Fund. Tandem was allowed to continue timing through October 2003.

COLUMBIA DISTRIBUTOR, WAM, AND COLUMBIA ADVISOR DIRECTLY BENEFITTED FROM MARKET-TIMING

110. Because WAM and Columbia Advisor receive advisory fees based on total assets under management in the Columbia Acorn Funds and the Non-Acorn Columbia Funds, respectively, it served their interests to obtain the largest possible investment in a fund. Therefore, both WAM and Columbia Advisor benefited directly from the market-timing agreements with the Timer Defendants.

111. Columbia Distributor received revenue and its executives were compensated based on the total amount of assets they caused to be invested in the funds. As a result, Columbia Distributors directly benefited from placing timer money in the funds.

112. CMG, by virtue of its position as controlling parent of the Advisor Defendants, Columbia Distributor, and Columbia Services, is responsible for and has power to supervise those entities.

113. Fleet Bank by virtue of its position as controlling parent of CMG is responsible for and has power to supervise CMG, the Advisor Defendants, Columbia Distributor, and Columbia Services.

114. FleetBoston, by virtue of its position as the ultimate parent of the Columbia Defendants, has ultimate responsibility and power to supervise the Columbia Defendants.

115. The events described in this Complaint have had and will have a series of deleterious effects on the Columbia Funds, including but not limited to:

(a) The Columbia Funds incurred extensive and unnecessary transactional costs due to the market-timing transactions executed as part of the scheme alleged herein;

(b) The Columbia Funds' net returns were reduced as a result of the excessive reserve funds set aside to fund redemptions by investors who were permitted to time the funds;

(c) The Columbia Funds' net returns were reduced as a result of the difficulties associated with the management of a market timed fund caused by significant short term inflows and outflows that are associated with market timing activity. Market timing significantly interferes with the ability of advisors to manage a fund the way it would be without market timing activity;

(d) The Columbia Funds' advisory fees reflected additional compensation to advisors and portfolio managers who were compensated for the additional risks and complications inherent in advising and managing market timed mutual funds;

(e) The Columbia Funds' returns may have been reduced by the Columbia Defendants' disclosing to the Timer Defendants the trading activity and portfolio position of the timed funds so that, in essence, they could either short the fund or front run the fund;

(f) Loss of confidence of the investing public in the integrity and management of the Columbia Funds, resulting in outflow from the Columbia Funds causing the Columbia Funds' NAV to decline and the market value of the Columbia Funds to decline.

(g) As a result of Defendants' misconduct, the Columbia Funds are exposed to significant regulatory scrutiny and to suit by investors for losses, at a minimum, causing the Columbia Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the Columbia Funds.

DEMAND EXCUSED ALLEGATIONS

116. The Plaintiff has not made demand upon the Trustee Defendants to bring an action against the Defendants, and other culpable parties to remedy such wrongdoing alleged in this Complaint because:

(a) Demand is excused because no such demand is required for the Plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to the Defendants.

(b) Demand is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed trustees under any circumstances.

(c) Demand is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of the Defendants, who manage and control the day-to-day affairs of the Columbia Funds.

(d) Demand upon the Trustee Defendants, is also excused because the Trustee Defendants were retained by management of CMG, and thus owe their positions as well as their loyalties to them and lack sufficient independence to exercise business judgment.

(e) Demand upon the Trustee Defendants is excused because the Trustee Defendants are subject to liability for breaching their fiduciary duties to the Columbia Funds by, *inter alia*, failing to adequately monitor the activity in the Columbia Funds, failing to adequately supervise the Advisor Defendants and failing to prevent and/or halt the timing of the Columbia Funds. As a result, if the Trustee Defendants sued the Advisor Defendants, the Advisor Defendants would have a valid third party claim against the Trustee Defendants, which is a disincentive for the Trustee Defendants to cause the Columbia Funds to prosecute claims against the Advisor Defendants.

(f) Finally, demand is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation by the Securities and Exchange Commission and New York Attorney General Eliot Spitzer culminating in a two civil complaints filed February 24, 2004. Consequently, the Trustee Defendants and each of them already have been fully informed of the wrongdoing alleged herein and have failed and refused to take appropriate action to recover damages for the Columbia Funds. No shareholder demand could or would prompt the Trustee Defendants to take action if the SEC's and Attorney General Spitzer's investigations and complaints did not.

COUNT I

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT (Against the Columbia Defendants (other than Columbia Services), the Columbia Distributor Defendants, the Advisor Defendants and the Trustee Defendants)

117. Plaintiff incorporates by reference all paragraphs above.

118. The Columbia Acorn Trust, each of the Columbia Funds Trusts and each of the Independent Columbia Stock Funds are registered investment companies.

119. The Advisor Defendants are investment advisors under Section 36(a) as that term is defined in Section 2 of the ICA.

120. The Columbia Distributor Defendants (including John Does 1-4) act as the principal underwriter for the Columbia Funds under Section 36(a) as defined in Section 2 of the ICA.

121. The Trustee Defendants are directors under Section 36(a) as that term is defined in Section 2 of the ICA.

122. FleetBoston, Fleet Bank, and CMG, by virtue of their ownership and position and responsibilities for managing and directing the activities of Columbia Distributor, the Advisor Defendants, and John Does 1-4, are liable for the actions of those entities.

123. Pursuant to Section 36(a) of the ICA, 15 U.S.C. §80a-35(a), the Columbia Distributor Defendants, the Advisor Defendants and the Trustee Defendants owe to the Columbia Funds and their shareholders the fiduciary duties of loyalty, candor and due care, including the duty of advisors to seek approval of any advisory agreement will full disclosure of information material to the board's decision regarding their compensation and the duty of the

directors to request and evaluate information as may reasonably be necessary to evaluate advisory agreements.

124. Each of the Columbia Distributor Defendants, the Advisor Defendants and the Trustee Defendants breached his/her or its fiduciary duty to the Columbia Funds and their shareholders by the acts alleged in this Complaint.

125. By agreeing and/or conspiring with the Timer Defendants to permit and/or encourage the Timer Defendants to time the Columbia Funds, the Columbia Distributor Defendants and the Advisor Defendants placed their own self-interest in maximizing their compensation and other payments over the interests of the Columbia Funds and their shareholders.

126. After a reasonable opportunity to conduct discovery, plaintiffs believe that the evidence will show that the Columbia Distributor Defendants and the Advisor Defendants did not make full and fair disclosure of all information that would be material to a board's decision regarding advisory and/or other compensation under advisory and/or other agreements.

127. After a reasonable opportunity to conduct discovery, plaintiffs believe that the evidence will show that the Trustee Defendants did not request and/or evaluate information as reasonably may be necessary to evaluate advisory and/or other agreements.

128. As a direct and proximate result of the wrongful conduct alleged above, the Funds and their shareholders were damaged, including by the diminution of assets and value (including the NAV) of the Columbia Funds and corporate waste, for which defendants are liable.

COUNT II

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(Against the Advisor and Columbia Distributor Defendants)

129. Plaintiff incorporates by reference all paragraphs above.

130. The Columbia Acorn Trust, each of the Columbia Funds Trusts and Independent Columbia Stock Funds are registered investment companies.

131. The Advisor Defendants are each investment advisors for the Columbia Funds as that term is defined in Section 2 of the ICA.

132. The Columbia Distributor Defendants act as the principal underwriter for the Columbia Funds under Section 36(a) as defined in Section 2 of the ICA.

133. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature paid by the mutual fund or its shareholders to such investment advisor or any affiliated person. This duty applies not only to the terms of the advisory fee agreements, but also to the manner in which advisors seek approval of such agreements. Thus, among other things, Section 36(b) prohibits advisors from soliciting the approval of any advisory agreement from a fund board by use of false or misleading information, or by failing to disclose information material to the board's decision regarding their compensation. Information concerning conflicts of interest is particularly important to the funds and to their independent directors.

134. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), mutual fund shareholder may bring a civil action against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

135. As alleged above in this Complaint, each of the Advisor Defendants and the Columbia Distributor Defendants breached his/her or its fiduciary duty with respect to the receipt of compensation or other payments from the Columbia Funds or their shareholders.

136. By virtue of the foregoing, the Advisor Defendants and the Columbia Distributor Defendants have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35.

137. As a direct and proximate result of the wrongful conduct alleged above, the Funds and their shareholders were damaged, including by the diminution of assets and value (including the NAV) of the Columbia Funds and corporate waste, for which defendants are liable.

COUNT III

COMMON LAW BREACH OF FIDUCIARY DUTY (Against the Advisor Defendants, the Columbia Distributor Defendants and the Trustee Defendants)

138. Plaintiff incorporates by reference all paragraphs above.

139. The Advisor Defendants, the Columbia Distributor Defendants and the Trustee Defendants (the "Fiduciary Defendants") and each of them owed to the Columbia Funds and their shareholders the duty to exercise due care and diligence, honesty and loyalty in the management and administration of the affairs of each Columbia Fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, said defendants owed a duty to each of the Columbia Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

140. To discharge those duties, the Fiduciary Defendants and each of them were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Columbia Funds.

141. As alleged in this Complaint, each of the Fiduciary Defendants breached his/her or its fiduciary duty by receiving excessive compensation or payments in connection with the timing schemes and other manipulative schemes as alleged in this Complaint.

142. As alleged above, each of the Fiduciary Defendants also breached his or its fiduciary duty to preserve and not to waste the assets of the Columbia Funds and each of them by permitting or incurring excess charges and expenses to the Columbia Funds in connection with the Timer Defendants' timing scheme.

143. As a direct and proximate result of their wrongful conduct, the Columbia Funds suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT IV

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against the Timer Defendants)

144. Plaintiff incorporates by reference all paragraphs above.

145. The Timer Defendants knew of the existence and extent of the fiduciary duty between the Fiduciary Defendants and the Columbia Funds and their shareholders. The Timer Defendants knew that their "timing" in the Columbia Funds were manipulative devices and knew that these acts were a breach of the fiduciary duties owed to the Columbia Funds by the Fiduciary Defendants. The Timer Defendants maliciously, without justification and through unlawful means, aided and abetted and conspired with the Fiduciary Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Fiduciary Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

146. The Timer Defendants are jointly and severally liable with the Fiduciary Defendants to the Columbia Funds for damages proximately caused by their aiding and abetting as alleged herein.

147. As a direct and proximate result of the Timer Defendants' wrongful conduct, the assets and value (including the NAV) of the Columbia Funds have been reduced and diminished and the corporate assets of the funds have been wasted.

COUNT VI

CIVIL CONSPIRACY
(Against All Defendants)

148. Plaintiff incorporates by reference all paragraphs above.

149. The Defendants entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

150. The Defendants by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

151. The Trustee Defendants' conduct constituted willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

152. The Defendants maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means causing injury to Plaintiff and proximately causing injury and damages to the Plaintiff for which they are jointly and severally liable.

153. The Columbia Funds have suffered damages as a result of the wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proved at trial.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing each of the Trustees of the Columbia Funds named in this Complaint and replacing them with independent Trustees;

B. Removing the Advisor Defendants and the Columbia Distributor Defendants;

C. Rescinding the management and other contracts for the Columbia Funds with the Columbia Defendants;

D. Awarding monetary damages against all of the Defendants, jointly and severally, in favor of the Columbia Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

E. Ordering Defendants to disgorge all profits earned on unlawful trading and all management and other fees earned during the period of such trading,

F. Awarding Plaintiffs the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiffs' attorneys, and experts,

G. Granting Plaintiffs such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury of all issues so triable.

Dated: Boston, Massachusetts
May 14, 2004

DEUTSCH WILLIAMS BROOKS DERENSIS & HOLLAND, P.C.

By: ______________________
Steven J. Brooks
Robert D. Hillman
99 Summer Street
Boston, MA 02110
(617) 951-2300
rhillman@dwboston.com

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
Robert Abrams
Christopher S. Hinton
270 Madison Avenue
New York, NY 10016
(212) 545-4600

CHITWOOD & HARLEY
Martin D. Chitwood
Lauren D. Antonino
2300 Promenade II
1230 Peachtree Street, NE
Atlanta, GA 30309
Telephone: 404/873-3900

354686

VERIFICATION

I, Harold C.L. Beardsley being competent to testify and based on personal knowledge, hereby verify that I have read the foregoing Columbia complaint against Defendants and that it is true and correct to the best of my knowledge, information, and belief.

Dated: March 19, 2004

VERIFICATION

I, Steven Burda being competent to testify and based on personal knowledge, hereby verify that I have read the foregoing Columbia complaint against Defendants and that it is true and correct to the best of my knowledge, information, and belief.

Dated: March 18, 2004

Steven Burda

cell # 215-720-5205

Re: Columbia